Exhibit 17.1

From: Larry Aziz
To: cjw@trackpower.com
Sent: Friday, June 15, 2001 2:18 PM
Subject: resignation


June 15, 2001

Trackpower Inc.

To the Board of Directors

This is to advise that I am resigning from Trackpower Board of Directors effective immediately.

It has been a pleasure to be a part of this board and establish friendships along the way.

I wish the Board every success in the future.

Yours truly,


Lawrence P. Aziz